UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _ )*

Global Partner Acquisition Corp II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3934P102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3934P102

1.	Names of Reporting Persons Global Partner Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,500,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,500,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. G3934P102

1.	Names of Reporting Persons Paul J. Zepf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,500,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,500,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These shares are the Class B Ordinary Shares, par value $0.0001 per share, of Global Partner Acquisition Corp II (the “Issuer”) which will automatically convert into the Issuer’s Class A Ordinary Shares, par value $0.0001 per share, at the time of the Issuer’s initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis subject to certain adjustments, as more fully described in the response to Item 2(d) below and under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File No. 333-251558). Global Partner Sponsor II LLC (the “Sponsor”) is the direct, record holder of the shares reported herein. Paul J. Zepf is the managing member of the Sponsor. Consequently, Mr. Zepf may be deemed to be the indirect beneficial owner of the shares held by the Sponsor and to have voting and dispositive control over such securities. Mr. Zepf disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Excludes 5,566,667 Class A Ordinary Shares, par value $0.0001 per share, which may be purchased by exercising private placement warrants held directly by the Sponsor but not currently exercisable.

(3)	Based on 30,000,000 Class A Ordinary Shares, par value $0.0001 per share, of the Issuer and 7,500,000 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer issued and outstanding as of the date of this filing.

Item 1(a). Name of Issuer

Global Partner Acquisition Corp II (the “Issuer”).

Item 1(b). Address of the Issuer’s Principal Executive Offices

7 Rye Ridge Plaza, Suite 350, Rye Brook, NY 10573.

Item 2(a). Names of Persons Filing

Global Partner Sponsor II LLC (the “Sponsor”) and Paul J. Zepf (collectively, the “Reporting Persons”).

Item 2(b). Address of the Principal Business Office, or if none, Residence

C/o Global Partner Acquisition Corp II, 7 Rye Ridge Plaza, Suite 350, Rye Brook, NY 10573.

Item 2(c). Citizenship

The Sponsor is a Delaware limited liability company. Mr. Zepf is a citizen of the United States of America.

Item 2(d). Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Shares”).

The Class A Ordinary Shares constitute the class of ordinary shares of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own the Issuer’s Class B Ordinary Shares, $0.0001 par value per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares (which such Class A Ordinary Shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the trust account if the Issuer does not consummate an initial business combination (the “Business Combination”)) at the time of the Business Combination or earlier at the option of the holder thereof at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Issuer’s 2021 initial public offering, plus (ii) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Business Combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in the Business Combination and any private placement warrants issued to the Sponsor, its affiliates or any member of the Issuer’s management team upon conversion of working capital loans. In no event will the Class B Ordinary Shares convert into Class A Ordinary Shares at a rate of less than one-to-one.

Item 2(e). CUSIP Number

G3934P102.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not Applicable.

Item 4.   Ownership

The responses to Items 5-11 of the each of the cover pages of this Statement on Schedule 13G are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 7,500,000 of the Class B Ordinary Shares, representing 20.0% of the Issuer’s total number of ordinary shares issued and outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis subject to certain adjustments, as more fully described in the response to Item 2(d) above and under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File No. 333-251558). The percentage of ordinary shares held by the Reporting Persons is based on 30,000,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares issued and outstanding as of the date of this filing.

The Sponsor is the direct, record holder of the shares reported herein. Paul J. Zepf is the managing member of the Sponsor. Consequently, Mr. Zepf may be deemed to be the indirect beneficial owner of the shares held by the Sponsor and to have voting and dispositive control over such securities. Mr. Zepf disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

GLOBAL PARTNER SPONSOR II LLC

By:	/s/ Paul J. Zepf
	Name:	Paul J. Zepf
	Title:	Managing Member

PAUL J. ZEPF

/s/ Paul J. Zepf
Paul J. Zepf